SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 05, 2015 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition.

Radio One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended September 30, 2015. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01.   Other Events

On November 12, 2015, the Company also issued a press release announcing expansion in the Columbus, Ohio market. A copy of the press release is attached as Exhibit 99.2.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 05, 2015: Radio One, Inc. Reports Third Quarter Results.
99.2	Press release dated November 12, 2015: Radio One Makes BIG Moves in Columbus, OH

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

November 12, 2015

Peter D. Thompson
Chief Financial Officer and Principal
Accounting Officer

NEWS RELEASE

November 5, 2015   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

RADIO ONE, INC. REPORTS THIRD QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended September 30, 2015. Net revenue was approximately $115.9 million, an increase of 3.3% from the same period in 2014, reflecting greater advertising demand and an increase in affiliate revenue at our cable television segment. Station operating income[1] was approximately $42.2 million, an increase of 9.2% from the same period in 2014. The Company reported operating income of approximately $7.1 million for the three months ended September 30, 2015, compared to operating income of $19.6 million for the same period in 2014. Net loss was approximately $18.1 million or $0.38 per share compared to $13.2 million or $0.28 per share, for the same period in 2014.

Alfred C. Liggins, III, Radio One's CEO and President stated, "Continuing strong performances by TV One and Reach Media more than offset the revenue declines from our Radio business. Radio continues to be a challenging business, with the markets in which we operate down 2.2% for the quarter, compared to our –6.6%. We are seeing some signs of stabilization in our Washington DC and Houston clusters, as well as strong performances from Dallas, Philadelphia and St Louis. During the quarter we experienced double-digit ratings growth in 11 of our 15 markets, and our four largest markets showed ratings growth of 15% on average from July to September. This positive ratings momentum should lead to improved monetization in 2016. Fourth quarter core radio advertising revenues, excluding political advertising, are currently pacing (–8.3%) YTY. We remain focused on correcting our underperforming radio clusters, while delivering increased cash-flow through overall cost containment, and revenue growth in the cable television business. I am excited that David Kantor has accepted the role as CEO of our radio platform, including our local stations, network and syndication business. Bringing together all of our radio assets under one leadership structure will enhance our ability to compete and transform our business for the future."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30,		Nine Months Ended September 30,	
	2015	2014	2015	2014
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 115,893	$ 112,171	$ 341,477	$ 331,657
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	32,785	36,520	98,667	105,712
Selling, general and administrative, excluding stock-based compensation	40,922	37,006	116,813	111,064
Corporate selling, general and administrative, excluding stock-based compensation	11,256	9,845	33,840	29,284
Stock-based compensation	1,016	61	3,795	171
Depreciation and amortization	8,277	9,179	26,345	27,685
Impairment of long-lived assets	14,545	-	14,545	-
Total operating expenses	108,801	92,611	294,005	273,916
Operating income	7,092	19,560	47,472	57,741
INTEREST INCOME	33	40	68	174
INTEREST EXPENSE	20,356	19,350	59,620	60,468
LOSS ON RETIREMENT OF DEBT	-	-	7,091	5,679
OTHER (INCOME) EXPENSE, net	(39)	(29)	246	16
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(13,192)	279	(19,417)	(8,248)
PROVISION FOR INCOME TAXES	4,439	9,037	22,911	26,220
CONSOLIDATED NET LOSS	(17,631)	(8,758)	(42,328)	(34,468)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	514	4,462	7,345	14,751
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (18,145)	$ (13,220)	$ (49,673)	$ (49,219)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (18,145)	$ (13,220)	$ (49,673)	$ (49,219)
Weighted average shares outstanding - basic[2]	48,220,262	47,601,371	47,963,763	47,502,733
Weighted average shares outstanding - diluted[3]	48,220,262	47,601,371	47,963,763	47,502,733

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	Three Months Ended September 30,				Nine Months Ended September 30,			
	2015		2014		2015		2014	
PER SHARE DATA - basic and diluted:	(unaudited)				(unaudited)			
	(in thousands, except per share data)				(in thousands, except per share data)			
Consolidated net loss attributable to common stockholders (basic and diluted)	$	(0.38)	$	(0.28)	$	(1.04)	$	(1.04)
SELECTED OTHER DATA								
Station operating income [1]	$	42,186	$	38,645	$	125,997	$	114,881
Station operating income margin (% of net revenue)		36.4%		34.5%		36.9%		34.6%
Station operating income reconciliation:								
Consolidated net loss attributable to common stockholders	$	(18,145)	$	(13,220)	$	(49,673)	$	(49,219)
Add back non-station operating income items included in consolidated net loss:								
Interest income		(33)		(40)		(68)		(174)
Interest expense		20,356		19,350		59,620		60,468
Provision for income taxes		4,439		9,037		22,911		26,220
Corporate selling, general and administrative expenses		11,256		9,845		33,840		29,284
Stock-based compensation		1,016		61		3,795		171
Loss on retirement of debt		-		-		7,091		5,679
Other (income) expense, net		(39)		(29)		246		16
Depreciation and amortization		8,277		9,179		26,345		27,685
Noncontrolling interest in income of subsidiaries		514		4,462		7,345		14,751
Impairment of long-lived assets		14,545		-		14,545		-
Station operating income	$	42,186	$	38,645	$	125,997	$	114,881
Adjusted EBITDA[4]	$	31,891	$	29,346	$	94,580	$	87,834
Adjusted EBITDA reconciliation:								
Consolidated net loss attributable to common stockholders	$	(18,145)	$	(13,220)	$	(49,673)	$	(49,219)
Interest income		(33)		(40)		(68)		(174)
Interest expense		20,356		19,350		59,620		60,468
Provision for income taxes		4,439		9,037		22,911		26,220
Depreciation and amortization		8,277		9,179		26,345		27,685
EBITDA	$	14,894	$	24,306	$	59,135	$	64,980
Stock-based compensation		1,016		61		3,795		171
Loss on retirement of debt		-		-		7,091		5,679
Other (income) expense, net		(39)		(29)		246		16
Noncontrolling interest in income of subsidiaries		514		4,462		7,345		14,751
Employment Agreement Award and incentive plan award expenses*		961		546		2,423		2,237
Impairment of long-lived assets		14,545		-		14,545		-
Adjusted EBITDA	$	31,891	$	29,346	$	94,580	$	87,834

*The Company modified the definition of Adjusted EBITDA during 2014 for the inclusion of Employment Agreement Award and incentive plan award expenses. All prior periods have been reclassified to conform to current period presentation.

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	September 30, 2015	December 31, 2014
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 59,158	$ 67,781
Intangible assets, net	1,076,756	1,112,443
Total assets	1,363,288	1,391,694
Total debt (including current portion, net of original issue discount and issuance costs)	1,023,947	813,444
Total liabilities	1,400,188	1,160,286
Total (deficit) equity	(47,625)	220,572
Redeemable noncontrolling interest	10,725	10,836
Noncontrolling interest	848	201,674

	Current Amount Outstanding	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2015 Credit Facility, net of original issue discount and issuance costs of approximately $12.8 million (subject to variable rates) *(a)*	$ 336,315	4.83%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of approximately $3.4 million (fixed rate)	331,602	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $5.8 million (fixed rate)	344,158	7.375%
Comcast Note due April 2019 (fixed rate)	11,872	10.47%

(a) Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended September 30,			
	2015	**2014**	**$ Change**	**% Change**
	(Unaudited)			
Net Revenue:				
Radio Advertising	$ 55,579	$ 60,197	$ (4,618)	-7.7%
Political Advertising	413	461	(48)	-10.4%
Digital Advertising	6,857	7,130	(273)	-3.8%
Cable Television Advertising	22,069	19,481	2,588	13.3%
Cable Television Affiliate Fees	25,502	19,942	5,560	27.9%
Event Revenues & Other	5,473	4,960	513	10.3%
Net Revenue (as reported)	$ 115,893	$ 112,171	$ 3,722	3.3%

Net revenue increased to approximately $115.9 million for the quarter ended September 30, 2015, from approximately $112.2 million for the same period in 2014, an increase of 3.3%, resulting primarily from greater advertising demand and an increase in affiliate revenue at our cable television segment. Net revenues from our radio broadcasting segment decreased 6.6% for the quarter ended September 30, 2015, from the same period in 2014. We experienced net revenue growth in certain markets (most significantly in our Cleveland, Dallas, Philadelphia, and St. Louis markets); however, this growth was offset by declines in other markets (with our Atlanta, Baltimore, Detroit, Columbus, Houston, Indianapolis, and Washington D.C. markets experiencing the most significant declines). Reach Media's net revenues decreased slightly by $132,000 or 1.0% in the third quarter 2015, compared to the same period in 2014. We recognized approximately $47.6 million of revenue from our cable television segment during the three months ended September 30, 2015, compared to approximately $39.5 million for the same period in 2014, the increase due primarily from greater advertising demand and an increase in affiliate sales. Finally, net revenues for our internet business decreased 5.5% for the three months ended September 30, 2015, compared to the same period in 2014 due to a decline in alliance revenue.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $85.0 million for the quarter ended September 30, 2015, up 1.9% from the approximately $83.4 million incurred for the comparable quarter in 2014.

Depreciation and amortization expense decreased to approximately $8.3 million compared to approximately $9.2 million for the quarters ended September 30, 2015 and 2014, respectively, a decrease of 9.8%. The decrease was due to the completion of useful lives for certain assets.

During the quarter ended September 30, 2015, the Company identified a triggering event to perform a goodwill interim impairment analysis on the Interactive One reporting unit. Based on preliminary calculations, the Company recorded an estimated goodwill impairment charge related to Interactive One of approximately $14.5 million during the quarter ended September 30, 2015. The Company expects to finalize the step two impairment analysis and record any adjustments to the preliminary amount during the fourth quarter of 2015.

Interest expense increased to approximately $20.4 million for the quarter ended September 30, 2015, compared to approximately $19.4 million for the same period in 2014. On April 17, 2015, the Company's 2011 Credit Agreement, as amended, and TV One notes were paid off, with balances of $367.6 million and $119.0 million, respectively. The payoffs were achieved by the Company entering into its new $350.0 million 2015 Credit Facility, issuing the 2022 Notes in an aggregate principal amount of $350.0 millionand the Comcast Note in the aggregate principal amount of approximately $11.9 million. The Company made cash interest payments of approximately $23.8 million on all outstanding instruments for the quarter ended September 30, 2015, compared to cash interest payments of approximately $26.3 million on all outstanding instruments for the quarter ended September 30, 2014.

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The provision for income taxes for the quarter ended September 30, 2015, was approximately $4.4 million compared to approximately $9.0 million for the comparable period in 2014, a decrease of approximately $4.6 million. The decrease was primarily attributable to the reduction in tax amortization from previously acquired indefinite-lived intangible assets and due to provision to return adjustments from the 2014 income tax returns. The Company paid $3,000 and $117,000 in taxes for the quarters ended September 30, 2015 and 2014, respectively.

The decrease in noncontrolling interests in income of subsidiaries is due primarily to a change in ownership percentage of TV One.

Other pertinent financial information includes capital expenditures of approximately $1.5 million and $1.3 million for the quarters ended September 30, 2015 and 2014, respectively. The Company received dividends from TV One in the amount of approximately $0 and $8.9 million for the quarters ended September 30, 2015 and 2014, respectively. The Company received dividends from Reach Media in the amount of approximately $4.0 million for the quarter ended September 30, 2015 and did not receive a dividend for the quarter ended September 30, 2014. As of September 30, 2015, the Company had total debt (net of cash balances, original issue discount and issuance costs) of approximately $964.8 million. During the nine months ended September 30, 2015, the Company repurchased 345,293 shares of Class D common stock, granted to certain employees, in the amount of approximately $1.4 million. The Company, as part of its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee's tax obligations in connection with the vesting of share grants under the plan. There were no stock repurchases made during the three month period ended September 30, 2015, or during the three and nine month periods ended September 30, 2014.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and nine months ended September 30, 2015 and 2014 are included.

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	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
			Three Months Ended September 30, 2015			
			(in thousands, unaudited)			
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 115,893	$ 50,880	$ 13,486	$ 5,503	$ 47,571	$ (1,547)
OPERATING EXPENSES:						
Programming and technical	32,785	10,199	5,729	1,955	16,089	(1,187)
Selling, general and administrative	40,922	21,109	4,518	3,457	12,819	(981)
Corporate selling, general and administrative	11,256	-	814	-	3,079	7,363
Stock-based compensation	1,016	67	-	15	-	934
Depreciation and amortization	8,277	1,145	(394)	446	6,554	526
Impairment of long-lived assets	14,545	-	-	14,545	-	-
Total operating expenses	108,801	32,520	10,667	20,418	38,541	6,655
Operating income (loss)	7,092	18,360	2,819	(14,915)	9,030	(8,202)
INTEREST INCOME	33	-	-	-	-	33
INTEREST EXPENSE	20,356	305	-	-	1,919	18,132
OTHER INCOME, net	(39)	(3)	-	-	-	(36)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(13,192)	18,058	2,819	(14,915)	7,111	(26,265)
PROVISION FOR INCOME TAXES	4,439	4,385	54	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(17,631)	13,673	2,765	(14,915)	7,111	(26,265)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	514	-	-	-	-	514
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (18,145)	$ 13,673	$ 2,765	$ (14,915)	$ 7,111	$ (26,779)
Adjusted EBITDA[4]	$ 31,891	$ 19,572	$ 2,425	$ 91	$ 15,663	$ (5,860)

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		Three Months Ended September 30, 2014					
		(in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 112,171	$ 54,498	$ 13,618	$ 5,822	$ 39,488	$ (1,255)
OPERATING EXPENSES:						
Programming and technical	36,520	11,185	8,018	2,239	16,565	(1,487)
Selling, general and administrative	37,006	21,288	4,088	3,133	8,947	(450)
Corporate selling, general and administrative	9,845	-	1,200	-	1,583	7,062
Stock-based compensation	61	5	-	-	-	56
Depreciation and amortization	9,179	1,241	285	598	6,523	532
Total operating expenses	92,611	33,719	13,591	5,970	33,618	5,713
Operating income (loss)	19,560	20,779	27	(148)	5,870	(6,968)
INTEREST INCOME	40	-	-	-	13	27
INTEREST EXPENSE	19,350	255	-	-	3,039	16,056
OTHER INCOME, net	(29)	-	-	-	-	(29)
Income (loss) before provision for income taxes and noncontrolling interest in income of subsidiaries	279	20,524	27	(148)	2,844	(22,968)
PROVISION FOR INCOME TAXES	9,037	9,014	23	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(8,758)	11,510	4	(148)	2,844	(22,968)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,462	-	-	-	-	4,462
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (13,220)	$ 11,510	$ 4	$ (148)	$ 2,844	$ (27,430)
Adjusted EBITDA4	$ 29,346	$ 22,025	$ 312	$ 450	$ 12,393	$ (5,834)

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	Nine Months Ended September 30, 2015					
	(in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 341,477	$ 149,093	$ 42,508	$ 15,763	$ 138,898	$ (4,785)
OPERATING EXPENSES:						
Programming and technical	98,667	30,645	17,000	6,255	48,270	(3,503)
Selling, general and administrative	116,813	64,446	15,910	10,034	29,563	(3,140)
Corporate selling, general and administrative	33,840	-	3,131	-	9,515	21,194
Stock-based compensation	3,795	206	-	53	-	3,536
Depreciation and amortization	26,345	3,469	137	1,559	19,600	1,580
Impairment of long-lived assets	14,545	-	-	14,545	-	-
Total operating expenses	294,005	98,766	36,178	32,446	106,948	19,667
Operating income (loss)	47,472	50,327	6,330	(16,683)	31,950	(24,452)
INTEREST INCOME	68	-	-	-	(93)	161
INTEREST EXPENSE	59,620	915	-	-	7,212	51,493
LOSS ON RETIREMENT OF DEBT	7,091	-	-	-	-	7,091
OTHER EXPENSE, net	246	52	-	-	92	102
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(19,417)	49,360	6,330	(16,683)	24,553	(82,977)
PROVISION FOR INCOME TAXES	22,911	22,796	115	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(42,328)	26,564	6,215	(16,683)	24,553	(82,977)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	7,345	-	-	-	-	7,345
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (49,673)	$ 26,564	$ 6,215	$ (16,683)	$ 24,553	$ (90,322)
Adjusted EBITDA4	$ 94,580	$ 54,002	$ 6,467	$ (526)	$ 51,629	$ (16,992)

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	Consolidated	Radio Broadcasting	Reach Media	Internet	Cable Television	Corporate/ Eliminations/ Other
			Nine Months Ended September 30, 2014			
			(in thousands, unaudited)			
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 331,657	$ 159,906	$ 40,433	$ 18,175	$ 117,166	$ (4,023)
OPERATING EXPENSES:						
Programming and technical	105,712	32,758	23,899	6,949	46,312	(4,206)
Selling, general and administrative	111,064	64,421	12,762	10,468	25,051	(1,638)
Corporate selling, general and administrative	29,284	-	3,566	-	5,532	20,186
Stock-based compensation	171	15	-	-	-	156
Depreciation and amortization	27,685	3,832	862	1,830	19,597	1,564
Total operating expenses	273,916	101,026	41,089	19,247	96,492	16,062
Operating income (loss)	57,741	58,880	(656)	(1,072)	20,674	(20,085)
INTEREST INCOME	174	-	-	-	40	134
INTEREST EXPENSE	60,468	860	-	-	9,117	50,491
LOSS ON RETIREMENT OF DEBT	5,679	-	-	-	-	5,679
OTHER EXPENSE (INCOME), net	16	(1)	-	-	96	(79)
(Loss) income before provision for income taxes and noncontrolling interest in income of subsidiaries	(8,248)	58,021	(656)	(1,072)	11,501	(76,042)
PROVISION FOR INCOME TAXES	26,220	26,174	46	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(34,468)	31,847	(702)	(1,072)	11,501	(76,042)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	14,751	-	-	-	-	14,751
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (49,219)	$ 31,847	$ (702)	$ (1,072)	$ 11,501	$ (90,793)
Adjusted EBITDA4	$ 87,834	$ 62,727	$ 206	$ 758	$ 40,459	$ (16,316)

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Radio One, Inc. will hold a conference call to discuss its results for third fiscal quarter of 2015. The conference call is scheduled for Thursday, November 05, 2015 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-288-8968; international callers may dial direct (+1) 612-332-0345.

A replay of the conference call will be available from 12:00 p.m. EST November 05, 2015 until 11:59 p.m. EST November 07, 2015. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 371635. Access to live audio and a replay of the conference call will also be available on Radio One's corporate website at www.radio-one.com. The replay will be made available on the website for seven days after the call.

Radio One, Inc. (radio-one.com), together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 54 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Yolanda Adams Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*.

Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (tvone.tv), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of the Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

Notes:

1   "Station operating income" consists of net loss before depreciation and amortization, corporate expenses, stock-based compensation, equity in income of affiliated company, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, (income) loss from discontinued operations, net of tax, interest income and gain on purchase of affiliated company. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless station operating income is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of station operating income may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to station operating income has been provided in this release.

2   For the three months ended September 30, 2015 and 2014, Radio One had 48,220,262 and 47,601,371 shares of common stock outstanding on a weighted average basis (basic), respectively. For the nine months ended September 30, 2015 and 2014, Radio One had 47,963,763 and 47,502,733 shares of common stock outstanding on a weighted average basis (basic), respectively.

3   For the three months ended September 30, 2015 and 2014, Radio One had 48,220,262 and 47,601,371 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively. For the nine months ended September 30, 2015 and 2014, Radio One had 47,963,763 and 47,502,733 shares of common stock outstanding on a weighted average basis (fully diluted), for outstanding stock options, respectively.

4   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, loss on retirement of debt, Employment Agreement and incentive plan award expenses, loss from discontinued operations, net of tax, less (2) equity in income of affiliated company, other income, interest income, gain on retirement of debt and gain on purchase of affiliated company. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in (income) loss of our affiliated company, gain on retirements of debt, and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies as our definition includes the results of all four segments (Radio Broadcasting, Reach Media, Internet and Cable Television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

NEWS RELEASE

November 12, 2015
FOR IMMEDIATE RELEASE


Radio One Makes BIG Moves in Columbus, OH
MAGIC Moves to 95.5 FM and JOY Returns to 107.1 FM


(Silver Spring, MD…November 12, 2015): Radio One announces big news in the growing Columbus, OH market. As of 12:01 a.m., Thursday, November 12th **Magic moves to 95.5 FM** and Monday, November 16th at 5:00 p.m. **JOY, Columbus' Inspiration Station is back on 107.1 FM.**

Radio One entered into a two-station LMA with Wilks Broadcasting Group for 95.5 FM-WZOH and 107.1 FM-WHOK. An Asset Purchase Agreement to acquire the stations has also been submitted. This expansion doubles the size of the previously two-station urban music cluster in Columbus, OH.

The NEW Magic 95.5 FM has a bigger and stronger signal for listeners to enjoy and Columbus can now enjoy Inspiration music at its best on the NEW JOY107.1 FM. JOY left the market in 2011, but after four years of silence will be *born again* on Monday, November 16th at 5:00 p.m. with your favorite gospel artists and inspirational music.

Eddie Harrell, Regional Vice President & General Manager said, "We're thrilled about our growth and the ability to serve this community even more. There are great things on the horizon and we encourage our listeners to stay tuned and watch us exceed their expectations."

About Radio One Radio One, Inc. (http://www.radio-one.com/, together with its subsidiaries, is a diversified media company that primarily targets African-American and urban consumers. It is one of the nation's largest radio broadcasting companies, currently owning and/or operating 56 stations in 16 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (http://www.blackamericaweb.com/), the Company also operates syndicated programming including the *Tom Joyner Morning Show*, the *Russ Parr Morning Show*, the *Yolanda Adams Morning Show*, the *Rickey Smiley Morning Show*, the *DL Hughley Show*, Bishop T.D. Jakes' *Empowering Moments*, and the *Reverend Al Sharpton Show*. Beyond its core radio broadcasting franchise, Radio One owns **Interactive One** (interactiveone.com), the fastest growing and definitive digital resource for Black and Latin Americans, reaching millions each month through social content, news, information, and entertainment. Interactive One operates a number of branded sites including News One (news), The Urban Daily (men), Hello Beautiful (women), Global Grind (Millennials) and social networking websites such as BlackPlanet and MiGente. The Company also owns **TV One, LLC** (http://www.tvoneonline.com/), a cable/satellite network programming serving more than 57 million households, offering a broad range of real-life and entertainment-focused original programming, classic series, movies and music designed to entertain, inform and inspire a diverse audience of adult Black viewers. Additionally, **One Solution** combines the dynamics of the Radio One's holdings to provide brands with an integrated and effectively engaging marketing approach that reaches 82% of Black Americans throughout the country.

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Contact: Yashima White AziLove
Corpcomm@radio-one.com
301.429.3239